--------------------------------------------------------------------------------
SEC 1344
(7-2000)         PERSONS WHO POTENTIALLY ARE TO RESPOND TO THE COLLECTION OF
Previous         INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
versions         UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
obsolete
--------------------------------------------------------------------------------

---------------------------
      OMB APPROVAL
---------------------------
OMB Number: 3235-0058
---------------------------
Expires: January 31, 2002
---------------------------
Estimated average burden
hours per response. . .2.50
---------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

-----------------
SEC FILE NUMBER
-----------------
CUSIP NUMBER
-----------------

                           NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form N-SAR

For Period Ended: September 30, 2001
                  -------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                --------------------

--------------------------------------------------------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION
HMG WORLDWIDE CORPORATION
--------------------------------------------------------------------------------

Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable
475 Tenth Avenue
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
New York, New York  10018
--------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before
[X] the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; or

                     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Company's Report on Form 10-Q for the quarter period ended September 30, 2001 could not be filed within the prescribed time period because the Company and certain of its consolidated subsidiaries filed for bankruptcy on October 23, 2001. Funds have not been made available for the Company to retain an independent auditor to review the financial statements required to be included in such report, in compliance with Rule 10-01(d)of Regulation S-X.

     The Company intends to submit a request for a no-action letter to the Securities and Exchange Commission in the immediate future requesting the Staff's opinion that no action would be taken against the Company if it files its monthly bankruptcy reports on a Form 8-K in lieu of filing quarterly and annual reports.

PART IV-- OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification

Ralph J. Giordano                  (212)                          714-6522
-----------------              --------------                -------------------
(Name)                           (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     HMG's revenues for the nine months ended September 30, 2001 were $50.2 million as compared to $96.6 million for the nine months ended September 30, 2000. The $46.4 decrease in net revenues was principally due to a net decrease in direct expenditures from HMG clients for the period. For the nine months ended September 30, 2001, HMG has incurred an operating loss of $15.1 million before anticipated restructuring charges of approximately $25 to $30 million as compared to a net income of $1.9 million for the nine months ended September 30, 2000.

-----------------

                           HMG WORLDWIDE CORPORATION
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   November 15, 2001           By /s/ L. Randy Riley, President
       -----------------              -----------------------------